VIEWPOINT CORPORATION
498 Seventh Avenue
New York, N.Y. 10018

                                                  August 3, 2007

VIA EDGAR AND FACSIMILE

Maryse Mills-Apenteng, Esq.
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, DC 20549

Re:	Viewpoint Corporation
Registration Statement on Form S-3
File No. 333-143868

Dear Ms. Mills-Apenteng:

          The undersigned registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that Registration Statement No. 333-143868 on Form S-3/A, filed by the registrant on August 1, 2007 be declared effective at 10:00 a.m. on August 7, 2007, or as soon thereafter as practicable.

          Viewpoint acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Viewpoint from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and Viewpoint many not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andrew J. Graf

Andrew J. Graf
General Counsel